Exhibit 99.1

FOR IMMEDIATE RELEASE
April 5, 2004

BOOKHAM APPOINTS CONRAD BURKE
AS SENIOR VICE PRESIDENT OF WORLDWIDE SALES ORGANIZATION

OXFORDSHIRE, UK, APRIL 5, 2004 – Bookham Technology plc (“Bookham”) (LSE: BHM; NASDAQ: BKHM), a leading provider of optical and RF components, modules and subsystems, today appointed Conrad Burke as senior vice president of their worldwide sales organization.  Burke, 38, a seasoned executive joins Bookham with more than 15 years of telecom experience spanning NEC, AT&T, Lucent Technologies and OMM. Burke was most recently a venture partner at Sevin Rosen Funds, one of the top communications and information technology focused venture capital firms in the United States.

“We are delighted to have Conrad join the Bookham team,” said Giorgio Anania, CEO of Bookham Technology. “He brings the technical depth, international breadth, customer relationships and leadership experience that Bookham needs to achieve and sustain continued growth,” he added.

Burke began his telecommunications career in 1989 as a research engineer at NEC Corporations’ Central Research Laboratories in Kawasaki, Japan.  In 1992 he joined AT&T where he served in various management positions in engineering, marketing and product management in both Asia and the US.  In 1994, Burke relocated to Germany as director of marketing in Europe, Middle-East and Africa for AT&T’s spin-off, Lucent Technologies. In 1999, Burke returned to the US and was promoted to run Lucent Technologies’ integrated network modules business. In early 2000 Burke joined OMM, an early stage startup company developing optical switching subsystems, as senior vice president for marketing, sales and business development.  In 2003, Burke became a venture partner at Sevin Rosen Funds, a venture capital firm based in Palo Alto, California and Dallas, Texas.

Burke has a MS in Physics from Trinity College in Dublin, Ireland and a BS in Physics from University College, Dublin, Ireland.

Contact:
Sharon Ostaszewska
Bookham Technology plc
+44 (0) 1235 837000

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired the business of Cierra Photonics Inc. and Ignis Optics, Inc.  In March 2004, the company completed the acquisition of New Focus, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.